Exhibit 99.43

Highlander Silver Corp.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended June 30, 2025 and 2024

(Unaudited)

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Financial Position (Unaudited – in Canadian Dollars)

	Note	June 30, 2025	September 30, 2024 (Restated – Note 3)	October 1, 2023 (Restated – Note 3)

Assets

Current assets
Cash and cash equivalents		$24,281,664	$2,500,894	$229,702
Receivables	7	54,736	275,000	–
Prepaids and other		145,541	25,536	14,268
Value-added tax receivable		199,214	15,357	8,904
		24,681,155	2,816,787	252,874

Reclamation deposit		59,610	59,052	11,096
Property and equipment		210,950	94,523	–
Mineral property interests	4	11,509,553	10,758,885	44,013
Value-added tax receivable		22,311	89,730	–

Total assets		$36,483,579	$13,818,977	$307,983

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	7	$1,104,824	$372,481	$234,986
Consideration payable	4	1,705,375	1,687,375	–
		2,810,199	2,059,856	234,986
Non-current liabilities
Consideration payable	4	–	1,687,375	–
Reclamation provision	5	572,201	492,426	–
Total liabilities		3,382,400	4,239,657	234,986

Equity
Common shares	6	50,221,727	19,524,567	7,219,766
Reserves	6	2,855,724	1,724,026	1,385,293
Commitment to issue shares	6	–	46,319	46,319
Foreign currency reserve		100,762	(432,731)	(63,899)
Deficit		(20,077,034)	(11,282,861)	(8,514,482)
Total equity		33,101,179	9,579,320	72,997

Total liabilities and equity		$36,483,579	$13,818,977	$307,983

Nature of operations and going concern (Note 1)

Commitments (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, except share amounts)

		Three months ended June 30,		Nine months ended June 30,
	Note	2025	2024 (Restated – Note 3)	2025	2024 (Restated – Note 3)

Exploration expenses	10	$3,458,000	$338,970	$4,630,199	$842,354
General and administrative expenses	11	1,731,474	71,172	4,102,514	1,177,014
Loss from operations		5,189,474	410,142	8,732,713	2,019,368

Gain on disposal of equipment		–	(7,511)	(137,294)	(11,827)
Finance cost		95,009	–	231,796	–
Interest and other income		(210,437)	(44,197)	(335,495)	(95,532)
Foreign exchange (income) loss		(116,960)	–	135,134	–
Write-off of mineral property interests		–	174	–	36,660
Write-off of receivables	12	5,649	–	182,052	–
Net loss		4,962,735	358,608	8,808,906	1,948,669

Other comprehensive (income) loss
Items that may be reclassified to profit or loss:
Foreign currency translation		216,867	857,941	(533,493)	956,587
Total comprehensive loss		$5,179,602	$1,216,549	$8,275,413	$2,905,256

Net loss per share attributable to:
Shareholders of the Company
Basic and diluted		$0.05	$0.00	$0.10	$0.03

Weighted average number of shares outstanding
Basic and diluted		105,053,403	72,551,350	91,161,778	62,468,456

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Cash Flows For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars)

		Three months ended June 30,		Nine months ended June 30,
	Note	2025	2024 (Restated – Note 3)	2025	2024 (Restated – Note 3)

Cash provided by (used in):
Operations
Net loss for the period		$(4,962,735)	$(358,608)	$(8,808,906)	$(1,948,669)
Adjustments for:
Depreciation		6,922	345	13,426	2,849
Finance cost		95,009	–	231,796	–
Foreign exchange		(162,013)	(4,886)	(133,829)	(4,886)
Gain on disposal of equipment		–	–	(137,294)	–
Interest income		(209,278)	(24,382)	(287,076)	(60,964)
Reclamation provision		31,212	–	31,212	–
Share-based compensation	6	476,897	–	1,580,194	599,005
Write-off of mineral property interests		–	174	–	36,660
Write-off of receivables		5,649	–	182,052	–
Net changes in non-cash working capital items:
Receivables		(363)	36,358	38,212	36,358
Value-added tax receivable		(96,166)	5,420	(116,438)	(2,898)
Prepaid and other		(125,463)	(16,868)	(120,005)	(25,405)
Accounts payable and accrued liabilities		671,842	105,097	732,343	31,764
Reclamation provision settlement		(935)	–	(935)	–
		(4,269,422)	(257,350)	(6,795,248)	(1,336,186)

Financing
Proceeds from private placement, net of share issue costs	6	–	9,206,900	30,036,728	12,188,380
Finance costs paid		(213,367)	–	(213,367)	–
Proceeds from exercise of options	6	–	–	86,600	–
Proceeds from exercise of warrants	6	90,000	3,750	93,750	3,750
		(123,367)	9,210,650	30,003,711	12,192,130

Investing
Mineral property interest	4	(22,349)	(174)	(22,349)	(36,660)
Milestone payment under acquisition agreement with SSR Mining	4	(1,701,500)	–	(1,701,500)	–
Property and equipment		(74,140)	(11)	(113,056)	(2,196)
Interest income received		209,278	9,334	287,076	9,334
Proceeds from disposal of equipment		–	36	137,294	7,490
Acquisition of Reliant Ventures S.A.C.		–	(6,904,791)	–	(6,904,791)
Cash acquired on purchase of Reliant Ventures S.A.C.		–	167,237	–	167,237
		(1,588,711)	(6,728,369)	(1,412,535)	(6,759,586)

Effect of exchange rate changes on cash and cash equivalents		(30,990)	(810,736)	(15,158)	(926,034)

Increase (decrease) in cash and cash equivalents		(6,012,490)	1,414,195	21,780,770	3,170,324
Cash and cash equivalents, beginning of period		30,294,154	1,985,831	2,500,894	229,702

Cash and cash equivalents, end of period		$24,281,664	$3,400,026	$24,281,664	$3,400,026

Supplemental cash flow information (Note 8)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, except number of shares)

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity

Balance, October 1, 2024 (Restated)	81,221,620	$19,524,567	$1,724,026	$46,319	$(432,731)	$(11,282,861)	$9,579,320
Private placement, net of share issue costs	23,000,000	30,036,728	–	–	–	–	30,036,728
Fair value reversal on expired stock options	–	–	(14,733)	–	–	14,733	–
Shares issued on exercise of warrants and stock options	1,249,365	614,113	(433,763)	–	–	–	180,350
Share-based compensation	–	–	1,580,194	–	–	–	1,580,194
Reclassification of commitment to issue shares to common shares	–	46,319	–	(46,319)	–	–	–
Net loss and comprehensive loss	–	–	–	–	533,493	(8,808,906)	(8,275,413)
Balance, June 30, 2025	105,470,985	$50,221,727	$2,855,724	$–	$100,762	$(20,077,034)	$33,101,179

Balance, October 1, 2023 (Restated)	30,460,475	$7,219,766	$1,385,293	$46,319	$(63,899)	$(8,514,482)	$72,997
Private placement, net of share issue costs	50,514,222	12,163,457	–	–	–	24,923	12,188,380
Fair value reversal on expired stock options	–	–	(291,893)	–	–	291,893	–
Shares issued on exercise of warrants	25,000	3,750	–	–	–	–	3,750
Share-based compensation	–	–	599,005	–	–	–	599,005
Translation adjustment for the period	–	–	–	–	–	30,553	30,553
Net loss and comprehensive loss	–	–	–	–	(956,587)	(1,948,669)	(2,905,256)
Balance, June 30, 2024	80,999,697	$19,386,973	$1,692,405	$46,319	$(1,020,486)	$(10,115,782)	$9,989,429

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Its main business activity is the acquisition, exploration and evaluation of mineral properties located in Peru. These condensed consolidated interim financial statements of the Company as at and for the three and nine months ended June 30, 2025, and 2024 comprise the Company and its subsidiaries. On May 13, 2025, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol HSLV. Prior to this date, the Company’s shares were listed on the Canadian Securities Exchange.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are dependent upon the existence of economically recoverable mineral reserves in the mineral properties that the Company holds an interest in. The continued exploration and development of projects will depend on the Company receiving future cash flows from its ability to obtain share capital financing.

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration stage company, the Company does not have traditional revenue sources, and has historically relied on share capital financing, as well as property option or sale proceeds to fund its property acquisition, exploration and evaluation expenditures, and operating expenses.

As at June 30, 2025, the Company had cash and cash equivalents of $24,281,664 (September 30, 2024 – $2,500,894). The Company has financed its operations primarily through the issuance of common shares.

On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company intends to use the net proceeds of $30,036,728 from the private placement to fund the advancement of exploration activities at the Company’s San Luis gold-silver project in Peru, as well as for working capital and general corporate purposes.

2.	STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 12, 2025.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

Summary of material accounting policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended September 30, 2024.

Mineral property interests

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering of exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant, and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

Reclassification of general and administrative expenses

During the three and nine months ended June 30, 2025, the Company reclassified certain general and administrative expenses to better reflect the nature of these expenditures. Comparative figures for the prior period have been reclassified to conform with the current period’s presentation. These changes had no impact on net loss or cash flows.

Material accounting judgments and significant estimates and uncertainties

The material judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended June 30, 2025, are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended September 30, 2024.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after October 1, 2024, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

3.	VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the previous quarter ended March 31, 2025, the Company conducted a review of its accounting policy related to exploration and evaluation expenditures. Following this review, management has voluntarily elected to adopt a change in accounting policy effective January 1, 2025, to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. Previously, the Company capitalized both acquisition costs and exploration and evaluation expenditures associated with its exploration and evaluation properties. Under the revised policy, the Company will continue to capitalize significant direct costs related to the acquisition of mineral property interests but will now expense all exploration and evaluation expenditures incurred on its properties until such time when the technical feasibility and commercial viability of extracting mineral resources from the mineral property are demonstrated and the project has received development approval from the Board of Directors. The change in accounting policy has been made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis.

The following is a summary of the changes that impact the Consolidated Statements of Financial Position as at October 1, 2023, and September 30, 2024, the Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss and the Condensed Consolidated Interim Statements of Cash Flows, for the three and nine months ended June 30, 2024.

Consolidated Statements of Financial Position

As at September 30, 2024	Previously reported	Effect of change	Restated
Mineral property interests	$12,125,552	$(1,366,667)	$10,758,885
Total assets	15,185,644	(1,366,667)	13,818,977
Foreign currency reserve	(237,224)	(195,507)	(432,731)
Deficit	(10,111,701)	(1,171,160)	(11,282,861)
Total equity	10,945,987	(1,366,667)	9,579,320
Total liabilities and equity	$15,185,644	$(1,366,667)	$13,818,977

As at October 1, 2023	Previously reported	Effect of change	Restated
Mineral property interests	$254,571	$(210,558)	$44,013
Total assets	518,541	(210,558)	307,983
Foreign currency reserve	(63,983)	84	(63,899)
Deficit	(8,303,840)	(210,642)	(8,514,482)
Total equity	283,555	(210,558)	72,997
Total liabilities and equity	$518,541	$(210,558)	$307,983

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended June 30, 2024	Previously reported	Effect of change	Restated
Exploration expenses	$345	$338,625	$338,970
General and administrative expenses	210,273	(139,101)	71,172
Loss from operations	210,618	199,524	410,142
Write-off of mineral property interests	20,139	(19,965)	174
Net loss	179,049	179,559	358,608
Foreign currency translation	932,537	(74,596)	857,941
Total comprehensive loss	1,111,586	104,963	1,216,549
Net loss per share attributable to shareholders of the Company Basic and diluted	$0.00	$0.00	$0.00

For the nine months ended June 30, 2024	Previously reported	Effect of change	Restated
Exploration expenses	$2,849	$839,505	$842,354
General and administrative expenses	1,369,626	(192,612)	1,177,014
Loss from operations	1,372,475	646,893	2,019,368
Write-off of mineral property interests	215,862	(179,202)	36,660
Net loss	1,480,978	467,691	1,948,669
Foreign currency translation	975,476	(18,889)	956,587
Total comprehensive loss	2,456,454	448,802	2,905,256
Net loss per share attributable to shareholders of the Company Basic and diluted	$0.02	$0.01	$0.03

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended June 30, 2024	Previously reported	Effect of change	Restated
Net loss for the period	$(179,049)	$(179,559)	$(358,608)
Adjustments for: Write-off of mineral property interest	20,139	(19,965)	174
Foreign exchange	(52,078)	47,192	(4,886)
Net changes in non-cash working capital items	104,084	25,923	130,007
Cash used in operations	(130,941)	(126,409)	(257,350)
Mineral property interest	201,736	(201,910)	(174)
Acquisition of Reliant Ventures S.A.C.	(7,158,514)	253,723	(6,904,791)
Cash used in investing	(6,780,182)	51,813	(6,728,369)
Effect of exchange rate changes on cash and cash equivalents	$(885,332)	$74,596	$(810,736)

For the nine months ended June 30, 2024	Previously reported	Effect of change	Restated
Net loss for the period	$(1,480,978)	$(467,691)	$(1,948,669)
Adjustments for: Write-off of mineral property interest	215,862	(179,202)	36,660
Foreign exchange	(52,078)	47,192	(4,886)
Net changes in non-cash working capital items	(11,609)	51,428	39,819
Cash used in operations	(787,913)	(548,273)	(1,336,186)
Mineral property interest	(312,321)	275,661	(36,660)
Acquisition of Reliant Ventures S.A.C.	(7,158,514)	253,723	(6,904,791)
Cash used in investing	(7,288,970)	529,384	(6,759,586)
Effect of exchange rate changes on cash and cash equivalents	$(944,923)	$18,889	$(926,034)

4.	MINERAL PROPERTY INTERESTS

	San Luis (Peru) (Note a)	La Estrella (Peru) (Note b)	Total
Balance, October 1, 2023 (Restated)	$–	$44,013	$44,013
Acquisition of San Luis Project	10,623,949	–	10,623,949
Foreign exchange adjustment	90,151	772	90,923
Balance, September 30, 2024 (Restated)	$10,714,100	$44,785	$10,758,885
Acquisition of concession	22,349	–	22,349
Transfer of concession	19,659	(19,659)	–
Foreign exchange adjustment	726,020	2,299	728,319
Balance, June 30, 2025	$11,482,128	$27,425	$11,509,553

The Company’s wholly-owned projects are comprised of the rights to explore the mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to a net smelter returns royalty (“NSR”), as detailed below.

a)	San Luis Project

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. The Company acquired the project on May 23, 2024 from SSR Mining, through the purchase of 100% of the shares of Reliant Ventures S.A.C., which holds the rights to the San Luis Project.

As part of the acquisition agreement, the Company paid to SSR Mining an initial cash payment of US$5,000,000 ($6,978,100), and agreed to pay up to US$37,500,000 in contingent consideration upon the achievement of specific project milestones. These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

During the quarter, the Company made a payment of US$1,250,000 (approximately $1,705,000) to SSR Mining related to the achievement of the first milestone for the commencement of an initial drilling program in June 2025. The second milestone payment of US$1,250,000 (approximately $1,705,375), which is payable on the first anniversary of the commencement of the initial drilling program, is expected to be paid in June 2026.

Other potential milestone payments (milestones 3 to 6 that are related to the completion of a feasibility study and reaching commercial production), which could increase the total contingent consideration to up to US$37,500,000, are not recognized due to the current uncertainty in their likelihood.

Additionally, SSR Mining retained a 4% net NSR on the project. The Company has the option to buy back 2% of this royalty for US$15,000,000 at any time prior to the commencement of mine construction.

During the quarter, through its wholly owned subsidiary, Reliant Venture S.A.C, the Company staked an additional 6 concessions covering 5,100 hectares in the overall project area for cash payment of $22,349.

b)	La Estrella

On August 10, 2021, the Company purchased from Compania Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3,701 (US$2,700) and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of US$200,000 and the remaining 50% for a consideration of US$300,000.

The Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000 (paid).

In addition, the Company has acquired the La Estrella project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 (paid) and the issuance of 37,500 common shares (issued).

5.	RECLAMATION PROVISION

	June 30, 2025	September 30, 2024
Balance, start of period	$492,426	$–
Acquisition of Reliant Ventures S.A.C.	–	468,180
Additions	22,962	–
Accretion	18,430	8,237
Settlement	(935)	–
Change in estimate	8,250	–
Foreign exchange adjustment	31,068	16,009
Balance, end of period	$572,201	$492,426

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at June 30, 2025, are $584,006 (September 30, 2024 – $573,958), which have been inflated at an average rate of 1.98% per annum (September 30, 2024 – 1.98%) and discounted at an average rate of 3.79% (September 30, 2024 – 5.25%).

6.	SHARE CAPITAL

a)	Share Capital

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 105,470,985 (September 30, 2024 – 81,221,620)

Transactions for the issue of share capital during the nine months ended June 30, 2025:

●	On June 12, 2025, upon the exercise of common share purchase warrants, 500,000 common shares were issued at $0.15 per share for proceeds of $75,000.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

●	On April 15, 2025, upon the exercise of common share purchase warrants, 100,000 common shares were issued at $0.15 per share for proceeds of $15,000.

●	On March 12, 2025, the Company issued 150,000 common shares through the exercise of stock options. This issuance resulted from the exercise of 15,000 stock options at an exercise price of $0.54 per share, 50,000 stock options at an exercise price of $0.55 per share and 85,000 stock options at an exercise price of $0.60 per share.

●	On March 11, 2025, the Company closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred issuance costs of $2,163,272 in connection with the financing.

●	On October 18, 2024, the Company issued 474,365 common shares through the cashless exercise of stock options. This issuance resulted from the exercise of 575,000 stock options at an exercise price of $0.42 per share and 675,000 stock options at an exercise price of $0.55 per share.

●	On October 9, 2024, upon the exercise of common share purchase warrants, 25,000 common shares were issued at $0.15 per share for proceeds of $3,750.

Transactions for the issue of share capital during the nine months ended June 30, 2024:

●	On May 24, 2024, upon the exercise of common share purchase warrants, 25,000 common shares were issued at $0.15 per share for proceeds of $3,750.

●	On May 8, 2024, the Company completed an offering of 20,514,222 common shares of the Company at a price of $0.45 per share for gross proceeds of $9,231,400. The Company incurred $24,500 in share issue costs in respect of this financing.

●	On October 19, 2023, the Company completed financing whereby 30,000,000 units were issued at $0.10 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one warrant exercisable at a price of $0.15 per share for a period of 3 years from the date of issuance. The Company incurred $43,443 in share issue costs in respect of this financing.

b)	Stock options

For the three and nine months ended June 30, 2025, the Company recognized a share-based compensation expense included in general and administrative expenditures of $476,897 and $1,580,194, respectively (three and nine months ended June 30, 2024 – $nil and $599,005, respectively). The following table shows the change in the shares issuable for stock options during the nine months ended June 30, 2025, and 2024:

	For the nine months ended June 30, 2025		For the nine months ended June 30, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, start of period	2,575,000	$0.52	1,625,000	$0.51
Granted	6,020,000	0.87	1,637,500	0.55
Exercised	(1,400,000)	0.50	–	–
Forfeited/expired/cancelled	(100,000)	0.42	(787,500)	0.58
Balance, end of period	7,095,000	$0.83	2,475,000	$0.51

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

The assumptions used in the Black-Scholes option pricing model for the options granted in the nine months ended June 30, 2025, and 2024 were as follows.

Weighted average	2025	2024
Exercise price per share issuable	$0.87	$0.55
Expected term (years)	5	3
Volatility	91%	125%
Expected dividend yield	–	–
Risk-free interest rate	2.39%	3.90%
Weighted average fair value per share	0.61	0.35

The following is a summary of the Company’s outstanding and exercisable options as at June 30, 2025:

Outstanding				Exercisable
Expiry date	Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 3, 2026	$0.60	112,500	1.35	112,500	1.35
March 1, 2027	0.60	50,000	1.67	50,000	1.67
March 12, 2027	0.55	637,500	1.70	637,500	1.70
September 20, 2027	0.78	100,000	2.22	40,000	2.22
March 3, 2028	0.42	175,000	2.68	175,000	2.68
October 21, 2029	0.80	4,370,000	4.31	700,000	4.31
January 2, 2030	1.04	1,600,000	4.51	–	4.51
April 7, 2030	1.90	50,000	4.77	–	4.77
	$0.83	7,095,000	3.96	1,715,000	2.85

c)	Warrants

As an incentive to complete a private placement, the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders’ warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

A continuity of the Company’s shares issuable for Company’s warrants is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, September 30, 2023	–	$–
Issued	30,000,000	0.15
Exercised	(25,000)	0.15
Outstanding, September 30, 2024	29,975,000	$0.15
Exercised	(625,000)	0.15
Outstanding, June 30, 2025	29,350,000	$0.15

The remaining contractual life (years) of the outstanding warrants is 1.30 years.

7.	RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

Key management compensation for the three and nine months ended June 30, 2025, and 2024 is comprised of the following:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Share-based compensation	$364,363	$–	$1,335,157	$559,265
Salaries and benefits	345,729	–	714,080	–
Professional fees	–	135,479	156,605	389,503
	$710,092	$135,479	$2,205,842	$948,768

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the period.

(a)	Stephen Brohman was the Company’s CFO until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services.

(b)	David Fincham was appointed as the Company’s CEO effective October 2022 to October 2024.

(c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence of LE Geological Services USA. that provided geological services to the Company.

As of June 30, 2025, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of June 30, 2024, accounts payable and accrued liabilities included $45,744 due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on June 30, 2025, was approximately $847,600 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid since the date the Company entered into the arrangement in October 2024.

The Company was charged for the following with respect to these arrangements in the three and nine months ended June 30, 2025, and 2024:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$618,361	$–	$1,306,274	$–
Office and other	152,541	–	352,399	–
Filing and regulatory fees	139	–	139	–
Marketing and travel	5,983	–	13,409	–
	$777,024	$–	$1,672,221	$–

At June 30, 2025, amounts in receivables include $26,633 due from a related party (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Non-cash investing and financing activities:
Reclassification of commitment to issue shares	$–	$–	$46,319	$–
Fair value reversal for expiry of stock options	(14,733)	(163,643)	(14,733)	(291,893)
	$(14,733)	$(163,643)	$31,586	$(291,893)

9.	SEGMENTED INFORMATION

The Company has determined that it has one operating segment, being the exploration of mineral properties. The Company’s non-current assets of $11,802,424 (September 30, 2024 – $11,002,190) are all located in Peru.

10.	EXPLORATION EXPENDITURES

The Company’s exploration expenditures by activity are as follows:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Assay and analysis	$102,763	$–	$102,763	$–
Community relations	44,756	–	66,920	–
Concession fees	2,053,716	–	2,053,716	–
Depreciation	6,921	345	13,426	2,849
Drilling and drilling related costs	192,572	–	192,572	–
Environmental, regulatory & permitting	9,105	–	18,376	–
Geological & geophysical investigations	36,131	77,453	36,131	268,356
Reclamation provision	40,839	–	40,839	–
Salaries, contractors & project administration	603,911	255,811	1,496,486	528,441
Site preparation, camp & field expenses	360,013	5,361	601,697	42,708
Studies	7,273	–	7,273	–
	$3,458,000	$338,970	$4,630,199	$842,354

The Company’s exploration expenditures are incurred in Peru.

11.	GENERAL AND ADMINISTRATIVE EXPENDITURES

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Filing and regulatory fees	$217,199	$17,552	$298,718	$35,311
Marketing and travel	69,906	3,441	151,888	9,177
Office and other	150,952	33,148	409,659	66,566
Professional fees	198,006	17,031	464,227	466,955
Salaries and benefits	618,514	–	1,197,828	–
Share-based compensation	476,897	–	1,580,194	599,005
	$1,731,474	$71,172	$4,102,514	$1,177,014

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

12.	WRITE-OFF OF RECEIVABLES

In 2019, a predecessor entity of Reliant Venture S.A.C, a subsidiary of the Company, remitted a payment of S/445,862 ($172,994) to SUNAT, the Peruvian tax authority, for penalties and interest following an audit of its 2015 income tax return. The Company recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. During the previous quarter ended March 31, 2025, the Company reassessed the recoverability of the receivable. While the legal proceedings remain ongoing, the Company has determined that, given the uncertainty and expected duration of the legal process, recovery is no longer probable in the near term. Accordingly, the full amount of S/445,862 ($172,994) has been written off during the previous quarter.

13.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $24,617,535 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations in market rates do not have a significant impact on the Company’s operations. For the three and nine months ended June 30, 2025, and 2024, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

Highlander Silver Corp.
Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended June 30, 2025 and 2024 (Unaudited – in Canadian Dollars, unless otherwise noted)

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

On June 30, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$1,104,824	$–	$1,104,824
Consideration payable	1,705,375	–	1,705,375
Office rent obligations	457,200	420,600	877,800
	$3,267,399	$420,600	$3,687,999

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. On June 30, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company and its subsidiaries is the Canadian dollar and the Peruvian soles, respectively, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at June 30, 2025, cash and cash equivalent of $481,930 (September 30, 2024 – $304,052), reclamation deposit of $59,610 (September 30, 2024 – $59,052), receivables of $nil (September 30, 2024 – $19,312), consideration payable of $1,705,375 (September 30, 2024 – $3,374,750), and accounts payable and accrued liabilities of $585,169 (September 30, 2024 – $167,283) are denominated in the US dollar. For the nine months ended June 30, 2025, if the US dollar to the Canadian dollar and the Peruvian soles currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $175,001 (nine months ended June 30, 2024 – $319,609).

14.	COMMITMENTS

The Company is committed to payments for office leases premises through 2028 in the total amount of approximately $877,800 based on the Company’s current share of rent paid. Payments by fiscal year are:

2026	$228,600
2027	438,300
2028	210,900